Osisko and Clifton Star Sign Binding Agreement to Enter Into

Joint Venture on Duparquet Project

NOV 16, 2009 - 08:30 ET

MONTREAL, QUEBEC and VANCOUVER, BRITISH COLUMBIA--(Marketwire - Nov. 16, 2009) - Osisko Mining Corporation ("Osisko") (TSX:OSK) (FRANKFURT:EWX) and Clifton Star Resources ("Clifton") (TSX VENTURE:CFO) (FRANKFURT:C3T) are pleased to announce they have entered into a binding agreement regarding a joint venture on Clifton's Duparquet Project (the "Project").  Located near the town of Duparquet in Duparquet Township, Quebec, the Project is approximately 45 kilometres northwest of the city of Rouyn-Noranda and 90 kilometres northwest of Osisko's flagship Canadian Malartic construction-stage gold mine.

The Duparquet Project comprises two large property blocks.  The properties host former producing underground gold mines (including Beattie, Donchester and Duquesne, which collectively produced over 1.5 million ounces of gold from 1933 - 1991) and two deposits with known gold resources (Central Duparquet and Dumico).  The properties cover approximately 8 kilometres of strike length along the prolific Porcupine Destor Fault Zone, which has historically produced over 80 million ounces of gold.

Clifton recently filed a NI 43-101 compliant report based on new drilling at Beattie and Donchester which outlines significant gold resources on the property (see Clifton press release dated September 8, 2009):

Beattie (measured & indicated) at a cut-off grade of 2.4 g.Au/t

266,108 oz Au

Beattie (Inferred) at a cut-off grade of 2.4 g.Au/t

459,353 oz Au

Beattie (measured & indicated) at a cut-off grade of 1.0 g.Au/t

301,873 oz Au

Beattie (Inferred) at a cut-off grade of 1.0 g.Au/t

690,855 oz Au

Donchester (measured & indicated) at a cut-off grade of 2.4 g.Au/t

41,742 oz Au

Donchester (Inferred) at a cut-off grade of 2.4 g.Au/t

543,777 oz Au

Donchester (measured & indicated) at a cut-off grade of 1.0 g.Au/t

9,705 oz Au

Donchester (Inferred) at a cut-off grade of 1.0 g.Au/t

1,032,956 oz Au

Total measured & indicated at a cut-off grade of 2.4 g Au/t

307,850 oz Au

Total inferred at a cut-off grade of 2.4 g Au/t

1,031,130 oz Au

Total measured and indicated at a cut-off of 1.0 g Au/t

371,578 oz Au

Total inferred at a cut-off grade of 1.0 g Au/t

1,723,811 oz Au

Gold mineralization at both Beattie and Donchester is associated with altered porphyry intruded into a sequence of metavolcanics and metasediments. Work on the properties since 1987 has shown indications of gold mineralization along 8.4 kilometres of strike length associated with the porphyry intrusions. The Joint Venture will focus on exploring the length of the mineralized systems and extensive definition drilling of the known gold bearing zones on the properties.

Robert Wares, Executive Vice-President and COO of Osisko, stated, "We are excited by the prospects at Duparquet, and are happy to be working with Clifton on this project. Duparquet offers good potential for a bulk minable gold deposit located on a geological structure that has traditionally been mined by underground methods."

The agreement is outlined in a term sheet ("Term Sheet") which describes the joint venture (the "Joint Venture") between Osisko and Clifton to be formalized by December 10, 2009. The signing of the Joint Venture agreement is contingent upon (i) the completion of due diligence by Osisko, (ii) Clifton entering into revised agreements in relation to the underlying option agreements governing Clifton's right to earn an undivided 100% interest in the Project on substantially the same terms as announced Clifton on October 26, 2009, and (iii) receiving the approval of the TSX Venture Exchange.

The agreement provides:

Osisko shall make contributions to the Joint Venture in the first year, which shall commence on January 1, 2010, of an aggregate minimum of $15 million. Thereafter, Osisko agrees:

a.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the second year, which shall commence on January 1, 2011;

b.

to contribute an aggregate of $23.6 million in earn-in payments to the Joint Venture in the third year, which shall commence on January 1, 2012; and

c.

to contribute an aggregate of $15.7 million in earn-in payments to the Joint Venture in the fourth year, which shall commence on January 1, 2013,

d.

and by making such payments (aggregate total of $70 million) Osisko shall earn a 50% interest in the Joint Venture over a period of four years (the "Option Period"). Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the Option Period to acquire the 50% interest under the Joint Venture. Earn-in payments shall be used by the Joint Venture to fund the activities of the Joint Venture.

Osisko will act as Operator of the Joint Venture during the Option Period and thereafter so long as Osisko has a 50% or greater interest in the Joint Venture.

Osisko agrees to advance to Clifton:

a.

for a period of 24 months the principal amount of $8.5 million (the "$8.5 Million Loan") at a rate of interest per annum of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment. The maturity date on the $8.5 Million Loan will be the 24 month anniversary of the advance of funds with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to the maturity date; and

b.

for a period of 36 months up to an aggregate principal amount of $22.5 million (the "$22.5 Million Loan") at the rate of interest per annum of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment. The principal amount and interest owing pursuant to the $22.5 Million Loan shall be due and payable on the 36 month anniversary of the date of execution of the Joint Venture agreement with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

Each of the $8.5 Million Loan and the $22.5 Million Loan (collectively the "Loans") will be unsecured, will be the subject of a loan agreement (the "Loan Agreement"), and will be evidenced by promissory notes in such amounts as are specified herein and delivered upon execution of the definitive Joint Venture agreement.

The loans from Osisko to Clifton are to facilitate payments to the underlying property owners which will assist Clifton in securing full title to the property. In the event that at any time Osisko determines that it will not proceed to fund the earn-in payments under the Joint Venture prior to expiry of the Option Period and abandons its interest in the Project, Clifton, at its sole option, may elect to convert the entire amount of principal and interest owing under the Loans into common shares of Clifton at a conversion price per share equal to $3.12, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges. The Loan Agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

If Clifton (i) does not drawdown on the Loans and obtains alternate equity financing to meet the Clifton's obligations for payments required under the revised underlying option agreements related to the Project, and (ii) makes the required payments under such agreements, Osisko shall have no further obligation to advance funds under the Loans but will contribute an additional $31 million to the Joint Venture, of which $15.5 million will be advanced on behalf of Clifton's pro rata share of expenditures under the Joint Venture to be repaid from the Clifton's share of production. Clifton shall have no right to convert such advances into shares of Clifton.

Upon the execution of the Joint Venture agreement, Osisko will agree to make an unsecured loan ("Initial Loan") to Clifton for the principal amount of $6 million on or before January 1, 2010 for general corporate purposes. The Initial Loan will be unsecured, bear interest at the rate of 5% per annum and have a term of 12 months from the date of advance. The Initial Loan will be evidenced by a promissory note. Clifton, at its sole option, may elect at any time to convert the entire amount of principal and interest owing under the Initial Loan into common shares of Clifton at a conversion price per share of $3.12, provided such conversion is subject to prior approval of applicable regulatory agencies and stock exchanges. The promissory note shall provide for the customary anti-dilution and conversion rights protection for the lender.

The total value of the commitments by Osisko, subject to milestone driven success, totals $107 million.

Mr. Sean Roosen, President and Chief Executive Officer of Osisko stated: "We are very much looking forward to being partners with Clifton Star on their exciting Duparquet Project. We believe that Duparquet hosts very promising gold deposits, with excellent potential for future development. The planned Joint Venture between our two companies will maximize the chances for future success at Duparquet. Osisko's seasoned exploration team and engineering group will have a large and strong project to tackle, and we plan to outline an aggressive and detailed work program immediately. Our full experience at Canadian Malartic will be put to work at Duparquet."

Mr. Harry Miller, President and Chief Executive Officer of Clifton Star commented: "This is a seminal event in the history of Clifton Star. We are extremely pleased to have successfully negotiated favorable terms to fully fund this exciting and promising project. With this deal we are bringing the technical and financial expertise that has built Osisko's $2.3 billion market capitalization value to Clifton Star. Osisko has successfully permitted their project and raised over $1 billion in the last year to build the Canadian Malartic Mine. With the talent and experience of the Osisko team we have complete confidence that our goal to develop Duparquet into Quebec's next major gold mine will be achieved."

About Clifton Star

Clifton Star Resources, Inc. is a junior gold exploration company focused on developing its Duparquet and Destor Township gold properties located in western Quebec. Historically, Quebec ranks as one of the most supportive mining jurisdictions in the world.

About Osisko

Osisko Mining Corporation is currently developing the Canadian Malartic gold deposit and adjacent mineralized zones into a large-scale open pit, bulk-tonnage mining operation. The Company is well-funded with $440 M in working capital and is carrying out an aggressive mine development, reserve definition and exploration campaign. The Canadian Malartic deposit currently represents one the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones. Current reserves for the Canadian Malartic property are 6.28 million ounces, plus (including the Barnat deposit) a measured and indicated resource of 3.65 million ounces and an inferred resource of 0.84 million ounces.

Cautionary Notes Concerning Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. Readers are cautioned not to assume that that further work on the stated resources will lead to mineral reserves that can be mined economically.

Forward Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project into commercial production, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in the Corporation's most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Osisko Mining Corporation

John Burzynski

Vice-President Corporate Development

514-735-7131

or

Osisko Mining Corporation

Sylvie Prud'homme

Investor Relations

514-735-7131

Toll Free: 1-888-674-7563

www.osisko.com